FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 10, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdam, 10 October 2007

ABN AMRO Chairman Rijkman Groenink steps down

ABN AMRO announces today that, in close consultation with the Supervisory Board, Rijkman Groenink has decided that he will step down as Chairman of the Managing Board of ABN AMRO on the day ABN AMRO holds an Extraordinary General Meeting of Shareholders (EGM). ABN AMRO will convene an EGM at short notice to vote on the appointment of new members of the Supervisory Board and the Managing Board. ABN AMRO will announce the date and agenda for the meeting as soon as possible.

Arthur Martinez, Chairman of the Supervisory Board said: “Rijkman Groenink deserves a great deal of recognition for his achievements on behalf of the bank during his career of more than 30 years. Under his leadership, ABN AMRO has been transformed into a well-integrated banking group with a clear focus on the mid-market segment for both consumer and commercial clients. The two competing offers we received for ABN AMRO are evidence of our solid results, the increase in profitability and the value that has been created for shareholders in recent years. Particularly during the course of the last year, Rijkman has successfully steered the bank through a period of intense pressure and managed the takeover process responsibly. This has allowed us to stay on course even in difficult market conditions. On behalf of ABN AMRO employees worldwide, I would like to thank Rijkman for his commitment and I wish him all the best in work and in life.”

Rijkman Groenink said: “My main driver has always been to provide a prosperous and profitable future for the clients, employees and shareholders of our bank. I am proud of the large number of customers who have been able to realise their personal and professional dreams with the support of ABN AMRO.  I am proud of our employees who – also in the sometimes difficult conditions of the last few months – have always been ready to serve our clients.”

“In April, the bank wholeheartedly embraced a merger with our partner of choice as the next step in our long-term strategy. Shareholders have now chosen for the Consortium’s offer. That is why it is appropriate for me to make way for a successor who is willing and able to execute the Consortium’s plan. With this decision I not only close the door on my years at the bank, but I say goodbye to many wonderful colleagues and friends who I have had the privilege of working with over the past 33 years. I wish all employees, customers and others who hold ABN AMRO dear all the best for the future.”

Rijkman Groenink (1949) started his career working for Amro bank in 1974. After various roles in both the national and international business, he was appointed to the Managing Board in 1988. In the nineties he shared responsibility for the investment banking business and was sole responsible for the Business Unit The Netherlands. In 2000, he was appointed as Chairman of the Managing Board of ABN AMRO.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995). This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press contacts: +31 20 62 88 900

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The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC ("Barclays") and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc ("RBS" and collectively, the "Consortium"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.
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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 10, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer